SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of November, 2010
Commission File Number 1-33208
SOLARFUN POWER HOLDINGS CO., LTD.
888 Linyang Road
Qidong, Jiangsu Province 226200
People’s Republic of China
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)
Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)
Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- )

SIGNATURES
EX-99.1
EX-99.2

Solarfun Power Holdings Co., Ltd. (the “Company”) is furnishing under the cover of Form 6-K:
99.1 Underwriting Agreement by and among the Company, Morgan Stanley & Co. International plc and UBS Securities LLC dated November 10, 2010
99.2 Subscription Agreement by and between the Company and Hanwha Solar Holdings Co., Ltd. dated November 9, 2010
This Report on Form 6-K and the exhibits hereto are hereby incorporated by reference into the Company’s prospectus supplement filed with the United States Securities and Exchange Commission on November 10, 2010.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SOLARFUN POWER HOLDINGS CO., LTD.
Date: November 12, 2010	By:	/s/ Ping Peter Xie
		Name:	Ping Peter Xie
		Title:	Chief Executive Officer of Solarfun Power Holdings Co., Ltd.